SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Home Diagnostics, Inc.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
437080104
(CUSIP Number)

Nipro Corporation
c/o Luis Candelario
President
Nipro Medical Corporation
3150 N.W. 107th Avenue
Miami, Florida 33172
(305) 599-7174
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
With a copy to:
Craig A. Roeder
Ryan M. Gwillim
Baker & McKenzie LLP
One Prudential Plaza
130 East Randolph Drive
Chicago, Illinois 60601
(312) 861-8000

February 2, 2010
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.	437080104	13D	Page	2	of	12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] Nipro Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Japan

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,606,691

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

2,606,691

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,606,691

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.33%

14	TYPE OF REPORTING PERSON

CO

Item 1. Security and Issuer.
     The class of securities to which this Statement relates is the Common Stock, par value $0.01 per share (the “Common Stock”), of Home Diagnostics, Inc., a Delaware corporation (the “Company”). The principal business address of the Company is 2400 N.W. 55th Court, Fort Lauderdale, Florida 33309.
Item 2. Identity and Background.
     (a) The name of the person filing this statement is Nipro Corporation, a corporation organized under the laws of Japan (the “Parent”).
     (b) The principal headquarters of the Parent is 3-9-3 Honjo-Nishi Kita-Ku, Osaka 531-8510, Japan.
     (c) The Parent and its subsidiaries develop, manufacture and distribute medical equipment and pharmaceutical products.
     (d) Neither the Parent nor, to the knowledge of the Parent, any person identified on Schedule A to this Schedule 13D during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Neither the Parent nor, to the knowledge of the Parent, any person identified on Schedule A to this Schedule 13D during the last five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as described below.
     (f) The directors and executive officers of the Parent named in Schedule A to this Schedule 13D are citizens of the countries indicated on Schedule A.
     Set forth on Schedule A to this Schedule 13D are the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Parent as of the date hereof.
Item 3. Source and Amount of Funds or Other Consideration.
     On February 2, 2010, the Parent, Nippon Product Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of the Parent (the “Purchaser”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the acquisition of the Company by the Parent and the Purchaser. Also on February 2, 2010, the Parent and the Purchaser entered into separate Stockholder Agreements (each, a “Stockholder Agreement,” and collectively, the “Stockholder Agreements”) with each director of the Company (each, a “Stockholder,” and collectively, the “Stockholders”). The Stockholders entered into the Stockholders Agreement as an inducement for the Parent and the Purchaser to enter into the Merger Agreement.
     Neither the Parent nor the Purchaser paid any additional consideration to the Stockholders in connection with the executive and delivery of the Stockholders Agreement, and therefore no funds were used by the Parent or the Purchaser for this purpose.
     In connection with the Purchaser’s offer to purchase all of the outstanding shares of Common Stock of the Company contemplated pursuant to the Merger Agreement (the “Offer”), the Purchaser estimates that it will require approximately $215,000,000 to purchase all of the outstanding shares of Common Stock (assuming that all such shares are validly tendered and not withdrawn). The Purchaser will have sufficient cash on hand at the expiration of the Offer to pay for all shares of Common Stock that are validly tendered and accepted for payment in the Offer because the Parent or an affiliate of the Parent will contribute or otherwise advance funds to enable the Purchaser to pay for the shares of Common Stock that are tendered and accepted for payment in the Offer.
Item 4. Purpose of Transaction.
     (a) - (b) On February 2, 2010, the Parent, the Purchaser and the Company entered into the Merger Agreement. The Merger Agreement contemplates that the Purchaser will acquire all of the outstanding shares of Common Stock of the Company through the Offer at a price of $11.50 per share (such price, or any greater price per share that is paid in the Offer, referred to as the “Offer Price”), without interest thereon and subject to any required withholding taxes. The Merger Agreement also provides that after completion of the Offer, the Purchaser will be merged with the Company (the “Merger”), and that the Company will be the surviving corporation in the Merger. Upon the effective time of the Merger, each issued and outstanding share of Common Stock (other than shares of Common Stock held in the treasury of the Company, held by any subsidiary of the Company, held by the Parent or any of its Subsidiaries, or held by any person that has properly exercised their dissenters’ right under Delaware law) will be converted into the right to receive the Offer Price in cash.
     As an inducement to the Parent and the Purchaser to enter into the Merger Agreement, each of the Stockholders has entered into a Stockholder Agreement pursuant to which the Stockholder has agreed to tender in the Offer all issued and outstanding shares of the Company’s Common Stock now owned or hereafter acquired by the Stockholder and, if necessary, to vote all such shares of Common Stock in favor of the Merger and the other transactions contemplated by the Merger Agreement. Each Stockholder Agreement includes an irrevocable proxy granted by the Stockholder to the Parent and the Purchaser securing the obligation of the Stockholder to vote in favor of the Merger and the other transactions contemplated by the Merger Agreement.
     As of February 2, 2010, the Stockholders beneficially owned an aggregate of 3,724,391 shares of Common Stock. This number of shares includes shares of Common Stock issuable pursuant to the exercise of stock options to purchase an aggregate of 1,117,700 shares of Common Stock exercisable within 60 days after February 2, 2010, leaving an aggregate of 2,606,691 shares of Common Stock issued and outstanding as of February 2, 2010 that are subject to the Stockholder Agreements.
     The foregoing descriptions of the Merger Agreement and the Stockholders Agreements are qualified in their entirety by reference to the full text of such agreements included as Exhibits 7.1 through 7.7, which are incorporated by reference herein.
     (c) Not applicable.
     (d) Pursuant to the Merger Agreement, upon the payment for the shares of Common Stock to be purchased pursuant to the Offer, the Parent will be entitled to designate such number of directors serving on the board of directors of the Company (and on each committee of the Company’s board of directors and the board of directors of each subsidiary of the Company as designated by the Parent) as will give the Parent representation on the board of directors of the Company (or such committee or subsidiary board of directors) equal to at least that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors on the Company’s board of directors (or such committee or subsidiary board of directors) giving effect to the directors appointed or elected pursuant to this sentence, multiplied by (ii) the percentage that (A) such number of shares of Common Stock that, assuming the full exercise, exchange or conversion of all outstanding options, warrants, rights and securities exercisable or exchangeable for or convertible into shares of Common Stock, would then be owned by the Parent, the Purchaser or any other subsidiary of the Parent bears to (B) the number of shares of Common Stock that, assuming the full exercise, exchange or conversion of all outstanding options, warrants, rights and securities exercisable or exchangeable for or convertible into shares of Common Stock, would then be outstanding, and the Company will, at such time, cause the Parent’s designees to be so appointed or elected. The Merger Agreement further provides that in the event that the Parent’s designees are appointed or elected to the Company’s board of directors, until the effective time of the Merger, the Company’s board of directors will have at least three directors who are directors on the date of the Merger Agreement and are independent for purposes of Rule 10a-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If the number of independent directors is reduced below three for any reason, the Merger Agreement provides that any remaining independent directors (or independent director, if there is only one remaining) will be entitled to designate persons to fill such vacancies who will be deemed to be independent directors for purposes of the Merger Agreement or, if no independent directors then remain, the other directors will designate three persons to fill such vacancies who will be independent for purposes of Rule 10a-3 under the Exchange Act, and such persons will be deemed to be independent directors for purposes of the Merger Agreement. Subject to applicable law, the Company has agreed in the Merger Agreement that it will take all action necessary to effect any such election.
     (e) Pursuant to the Merger Agreement, the Company may not (i) authorize or effect any stock split or combination or reclassification of shares of its capital stock, (ii) declare or pay any dividend or distribution with respect to its capital stock or repurchase, redeem or otherwise acquire for value any shares of its capital stock or any other securities exercisable or exchangeable for or convertible into shares of its capital stock or (iii) issue or authorize the issuance of any shares of its capital stock (other than in connection with the exercise of currently outstanding stock options) or any other securities exercisable or exchangeable for or convertible into shares of its capital stock.
     (f) If the transactions contemplated by the Merger Agreement are consummated, the surviving corporation in the Merger will become a wholly-owned subsidiary of the Parent.
     (g) The Merger Agreement contains provisions that prohibit the Company or any of its subsidiaries from (i) amending its organizational documents, (ii) merging or consolidating with any entity, (iii) selling, leasing or otherwise disposing of any of its capital assets having an aggregate value in excess of $500,000, other than in the ordinary course of business, including in the case of the Company any shares of the capital stock of any of its subsidiaries or (iv) liquidating, dissolving or effecting any recapitalization or reorganization in any form. The Merger Agreement also includes prohibitions on the ability of the Company and certain other persons to solicit or encourage any acquisition proposals from third parties and restrictions on the ability of the Company with respect to unsolicited acquisition proposals.
     (h) Pursuant to the Merger Agreement, the Company will apply for delisting of its Common Stock from the Nasdaq Global Select Market promptly after the consummation of the Merger.
     (i) Upon consummation of the transactions contemplated by the Merger Agreement, the Common Stock of the Company may become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
     (j) Other than as described above, the Parent currently has no plan or proposal which relates to, or may result in, any of the matters described in Items 4(a) — (i) of this Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) - (b) As described in Item 4 (a) — (b) of this Schedule 13D, as a result of the Stockholder Agreements, the Parent shares the power to vote or to direct the vote of the shares of Common Stock beneficially owned by the Stockholders subject to the Stockholder Agreements with respect to certain matters as set forth in the Stockholder Agreements. Pursuant to the Stockholder Agreements, the Parent additionally shares the power to dispose or to direct the disposition with respect to such shares of Common Stock. As of February 2, 2010, the number of issued and outstanding shares of Common Stock of the Company subject to the Stockholder Agreements represented in the aggregate approximately 15.33% of the issued and outstanding shares of the Company’s Common Stock, based on the total number of shares of Common Stock issued and outstanding as represented by the Company in the Merger Agreement. The Parent hereby disclaims beneficial ownership of such shares, and this Schedule 13D will not be construed as an admission that the Parent is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D. Except as set forth in this Schedule 13D, no shares of common stock are beneficially owned by the Parent or, to the knowledge of the Parent, any person listed on Schedule A to this Schedule 13D.
     The description contained in this Item 5 of the transactions contemplated by the Stockholder Agreements is qualified in its entirety by reference to the full text of the Stockholder Agreements, copies of which is included as Exhibits 7.2 through 7.7 and are incorporated herein by reference.
     Schedule B to this Schedule 13D sets forth, to the knowledge of the Parent, the name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the Stockholders. To the knowledge of the Parent, each of the Stockholders is a citizen of the United States. The Company has no knowledge that either Stockholder during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (c) Neither the Parent nor, to the knowledge of the Parent, any person named in Schedule A to this Schedule 13D, has effected any transaction in shares of the Common Stock of the Company during the past 60 days, except as disclosed herein.
     (d) To the knowledge of the Parent, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to the Stockholder Agreements.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Other than as described in Item 4 and Item 5 above, the Parent is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit
Number	Description

7.1	Agreement and Plan of Merger dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and Home Diagnostics, Inc.*

7.2	Stockholder Agreement dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and George H. Holley.*

7.3	Stockholder Agreement dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and Donald P. Parson.*

7.4	Stockholder Agreement dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and Joseph H. Capper.*

7.5	Stockholder Agreement dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and G. Douglas Lindgren.*

7.6	Stockholder Agreement dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and Richard A. Upton.*

7.7	Stockholder Agreement dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and Tom Watlington.*

*	Incorporated by reference to the Form 8-K filed by Home Diagnostics, Inc. with the Securities and Exchange Commission on February 4, 2010.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2010

NIPRO CORPORATION

By	/s/ Minoru Sano

Its	President and Representative Director

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF PARENT
     Directors and Executive Officers of the Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, present principal occupation or employment and material occupations, positions, offices or employment for at least the past five years for each executive officer of the Parent. The current business address of each person is 3-9-3 Honjo-nishi, Kita-ku, Osaka 531-8510, Japan, and the current business phone number of each person is 81-6-6372-2331. Unless otherwise indicated, each such person is a citizen of Japan.

Present Principal
	Occupation or	Material Positions Held
Name	Employment for Parent;	During the Past Five Years

Minoru Sano	President	Past Five Years: Representative Director; President; Director of Nipro (Thailand) Corporation, Nipro Europe N.V., Nipro Medical Corporation, Nipro Asia PTE LTD, and Tohoku Nipro Pharmaceutical Corporation (Current Position); Chief Board Member of Nipro (Shanghai) Co., Ltd. and Shanghai Nissho Vacuum Flask Refill, Co., Ltd. (Current Position); Representative Director of Sanri Kosan (Current Position)

Shigeki Tanaka	Senior Managing Director	April 2001: Accepted the Post of Senior Managing Director
June 2006: Accepted Representative Director, the Post of Senior Managing Director (Current Position) Director of Nipro Medical Industries, Ltd., Nipro (Thailand) Corporation and Tohoku Nipro Pharmaceutical Corporation (current position)
Board member of Nipro (Shanghai) Co., Ltd. and Shanghai Nissho Vacuum Flask Refill, Co., Ltd. (Current Position)”

Yoshihiko Sano	Managing Director	April 2001: Accepted the Post of Director, Deputy manager, Domestic division
June 2006: Accepted the Post of Managing Director, Domestic division (current position)
April 2007: Accepted the Post of Director of Nipro (Thailand) Corporation (current position)”

Present Principal
	Occupation or	Material Positions Held
Name	Employment for Parent;	During the Past Five Years

Makoto Sato	Managing Director	April 2001: Accepted the Post of Director, Chief of Pharmaceutical Research and Development Laboratory
June 2006: Accepted the Post of Managing Director, Pharmaceutical Division (current position)
June 2008: Accepted the Post of President at Nipro Pharma Corporation (current position)
Director of Tohoku Nipro Pharmaceutical Corporation and Bipha Corporation for the last five years (Current Position)

Kazuo Wakatsuki	Managing Director	April 2003: Accepted the Post of Director, International Division
June 2008: Accepted the Post of Managing Director of International Division (current position)
Director of Nipro (Thailand) Corporation, Nipro Medical Corporation, Nipro Asia PTE LTD for the last five years (current position)
April 2009: Accepted the Post of Director of Nipro (Thailand) Corporation (current position)”

Masato Naganami	Director	Last five years: Director, Glass and Material Development Division Board member of Shanghai Nissho Vacuum Flask Refill, Co., Ltd. (Current Position)

Akihiko Yamabe	Director	April 2004: Accepted the Post of Director, Accounting and planning division
April 2009: Accepted the Post of Director, Accounting division (current position)
Statutory auditor of Bipha Corporation for the last five years (current position)

Noriaki Watanabe	Director	April 2003: Accepted the Post of Director, International Division (current position)

Kiyotaka Yoshioka	Director	October 2003: Accepted the Post of Domestic (Capital Area) Sales Manager June 2006: Accepted the Post of Director, General Sales Manager of Domestic Division (current position)

Toshiaki Masuda	Director	April 2003: Accepted the Post of Renal Sales Manager, Domestic Division
July 2006: Accepted the Post of Renal Sales/High Tech Product Development Sales Manager, Domestic Division
April 2008: Accepted the Post of General Product Development Sales Manager, Domestic Division
June 2008: Accepted the Post of Director, General Product Development Sales Manager, Domestic Division
November 2008: Accepted the Post of Director, General Product Development Sales Manager, Domestic Division -cum- Chief of Research and Development Laboratory (current position)

Mitsutaka Ueda	Director	March 2008: Employee of the Company, Domestic Division
April 2008: Accepted the Post of Product Development Sales/Medical Equipment Development Sales Deputy Manager, Domestic Division
June 2009: Accepted the Post of Director (current position)

Present Principal
	Occupation or	Material Positions Held
Name	Employment for Parent;	During the Past Five Years

Tsuyoshi Yamazaki	Director	January 2009: Employee of the Company, International Division
February 2009: Accepted the Post of Nipro Brand Sales Deputy Manager, International Division
June 2009: Accepted the Post of Director, Nipro Brand Sales Manager, International Division (current position)

Yusuke Kofuku	Director	January 2009: Employee of Nipro Corporation, International Division
February 2009: Accepted the Post of OEM Brand Sales Deputy Manager, International Division
June 2009: Accepted the Post of Director, OEM Brand Sales Manager, International Division (current position)

Masanobu Iwasa	Director	March 2006: Employee of Nipro Corporation, Glass and Material Development Division
April 2006: Accepted the Post of Deputy Manager, Medical Promotion Department, Glass and Material Development Division
April 2008: Accepted the Post of Manager, Medical Promotion Department, Glass and Material Development Division
June 2009: Accepted the Post of Director, Manager, Medical Promotion Department, Glass and Material Development Division (current position)

Toshiya Kai	Director	April 2002: Accepted the Post of Chief Formulation Researcher of Pharmaceutical Development Laboratory, Production and Development Division
August 2007: Accepted the Post of Product Development Division Pharmaceutical Research and Development Manager
June 2008: Accepted the Post of Chief of Pharmaceutical Research and Development Laboratory, Production and Development Division
June 2009: Accepted the Post of Director, Chief of Pharmaceutical Research and Development Laboratory, Production and Development Division (current position)
January 2010: Accepted the Post of Representative Director of Tohoku Nipro Pharmaceutical Corporation (current position)

Hideo Okamoto	Director	September 2007: General Manager of Shanghai Vacuum Flask Refill, Co., Ltd.
October 2007: Accepted the Post of Technical Expert Manager, Research and Development Laboratory Department 1, Production and Development Division
June 2009: Accepted the Post of Director, Technical Expert Manager, Research and Development Laboratory Department 1, Production and Development Division (current position)

Kyoetsu Kobayashi	Director	September 2003: Accepted the Post of Manager, Odate Factory Manufacturing Department 1, Production and Development Division Accepted the Post of Odate Factory manager, Production and Development Division Accepted the Post of Director, Odate Factory Manager, Production and Development Division (current position)

Present Principal
	Occupation or	Material Positions Held
Name	Employment for Parent;	During the Past Five Years
Yozo Sawada	Director	April 2004: Accepted the Post of Manager, Intellectual Property Right Division
June 2009: Accepted the Post of Director, Intellectual Property Right Division (current position)

Kimihito Minoura	Director	April 2005: Accepted the Post of Section Manager, Accounting and Planning Division
June 2009: Accepted the Post of Director, Corporate Planning and Coordination Division (current position)
June 2007: Accepted the Post of Statutory Auditor of Nipro Genepha Corporation and Nipro Patch Co., Ltd. (current position)

Hideto Nakamura	Director	April 2008: Employee of the company, Human Resource Division Accepted the Post of Deputy Manager, Human Resource Division Accepted the Post of Director, Human Resource Division (current position)

SCHEDULE B
STOCKHOLDERS
     The following table sets forth sets forth, to the knowledge of the Parent, the name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the Stockholders. Each Stockholder is a citizen of the United States.

Present Principal
Occupation or
Name	Employment;	Name, principal business and address
George Holley	Director of Company	Home Diagnostics, Inc. 2400 NW 55th Court Fort Lauderdale, FL 954-677-9201

Donald Parson	Director of Company	Home Diagnostics, Inc. 2400 NW 55th Court Fort Lauderdale, FL 954-677-9201

G. Douglas Lindgren	Director of Company	Home Diagnostics, Inc. 2400 NW 55th Court Fort Lauderdale, FL 954-677-9201

Tom Watlington	Director of Company	Home Diagnostics, Inc. 2400 NW 55th Court Fort Lauderdale, FL 954-677-9201

Richard A. Upton	Director of Company	Home Diagnostics, Inc. 2400 NW 55th Court Fort Lauderdale, FL 954-677-9201

Joseph H. Capper	President, CEO and Director of Company	Home Diagnostics, Inc. 2400 NW 55th Court Fort Lauderdale, FL 954-677-9201